Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE
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LAKE SHORE GOLD PRODUCES 16,700 OUNCES IN NOVEMBER, COMPANY GENERATING
NET FREE CASH FLOW IN FOURTH QUARTER 2013

TORONTO, ONTARIO-- (Marketwired – December 3, 2013) – Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the “Company") today announced that the Company produced 16,700 ounces of gold during November 2013 from processing 102,600 tonnes (3,420 tonnes per day) at an average grade of 5.3 grams per tonne. Year-to-date production to the end of November totaled 117,100 ounces of gold, with the Company well positioned to meet its guidance for 2013.

Based on strong production results in the first two months of the fourth quarter of 2013, the Company expects its cost performance in the fourth quarter to improve from the US$701 per ounce of cash operating costs and US$1,027 per ounce of all-in sustaining costs previously reported for the third quarter of the year.  With increased production and lower costs, the Company is generating net free cash flow, with cash and bullion at November 30, 2013 totaling approximately $26.0 million versus $15.2 million at September 30, 2013.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are firing on all cylinders with both throughput levels and grades meeting and exceeding target levels. In fact, since completing mill commissioning in the third quarter, monthly throughput levels have consistently been greater than the mill’s nameplate capacity. Very importantly, we are generating net free cash flow, which means cash flow after all requirements, including our operating, corporate and exploration costs, growth and sustaining capital, as well as interest expense and debt servicing.”

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company's expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are "forward-looking statements" or "forward-looking information" within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as "forward-looking statements." The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management's best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company's most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com